UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

ORCHARD THERAPEUTICS PLC
(Name of Issuer)

Ordinary Shares, par value £0.10
(Title of Class of Securities)

68570P101
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68570P101	13G	Page 2 of 6

1.	Names of Reporting Persons GlaxoSmithKline plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,455,252

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,455,252

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,455,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5% *

12.	Type of Reporting Person (See Instructions) CO

* Based upon 85,865,557 of Orchard Therapeutics plc’s (the “Issuer”) ordinary shares, nominal value £0.10 per share, outstanding as of December 31, 2018, as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on April 26, 2019.

Item 1.

	(a)	Name of Issuer: Orchard Therapeutics plc
	(b)	Address of Issuer’s Principal Executive Offices: 108 Cannon Street, London EC4N 6EU United Kingdom

Item 2.

	(a)	Name of Person Filing: GlaxoSmithKline plc
	(b)	Address of Principal Business Office or, if none, Residence: 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom
	(c)	Citizenship: England and Wales
	(d)	Title of Class of Securities: Ordinary Shares, par value £0.10
	(e)	CUSIP Number: 68570P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non‑U.S. institution in accordance with §240.13d‑1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non‑U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See response to Item 9 on the cover page.
(b) Percent of class: See response to Item 11 on the cover page..
(c) Number of shares as to which the person has: See response to Item 9 on the cover page.
(i) Sole power to vote or to direct the vote See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Glaxo Group Limited* 12,455,252 14.5% *Shares are held of record by Glaxo Group Limited, an indirect, wholly-owned subsidiary of the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See response to Item 6.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 10, 2019

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory